Exhibit 77Q1:

On January 26, 2004, the Brazos Multi Cap Portfolio changed its name to Brazos Growth Portfolio.

On January 14, 2004, the Board of Trustees approved an interim investment advisory agreement and an interim investment sub-advisory agreement. Effective January, 26 2004, the advisory fee on the Real Estate Portfolio was reduced to 0.40% from 0.90%.